EXHIBIT 12.1

C. R. BARD, INC. AND SUBSIDIARIES

Exhibit 12.1 - Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31, 2007	Year Ended December 31,
		2006	2005	2004	2003	2002
Earnings from continuing operations before taxes	$142.4	$394.6	$453.7	$414.2	$223.2	$211.0
Add (Deduct):
Fixed charges	4.1	21.8	17.3	17.7	17.9	17.4
Undistributed earnings of less than 50% owned companies carried at equity	(0.2)	(0.2)	(3.6)	(2.4)	(2.0)	(1.1)

Earnings available for fixed charges	$146.3	$416.2	$467.4	$429.5	$239.1	$227.3

Fixed charges:
Interest, including amounts capitalized	$2.9	$16.9	$12.2	$12.7	$12.5	$12.6
Proportion of rent expense deemed to represent interest factor	1.2	4.9	5.1	5.0	5.4	4.8

Fixed charges	$4.1	$21.8	$17.3	$17.7	$17.9	$17.4

Ratio of earnings to fixed charges	35.68	19.09	27.02	24.27	13.36	13.06